BioHarvest Sciences Inc.

1140-625 Howe Street

Vancouver, British Columbia

V6C 2T6, Canada

(604) 689-5722

August 28, 2025

VIA EDGAR

United Stated Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:Delaying Amendment for BioHarvest Sciences Inc.

Registration Statement on Form S-3

File No. 333-289908

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-3 (File No. 333-289908) filed with the Securities and Exchange Commission (the “Commission”) by BioHarvest Sciences Inc. on August 28, 2025 (the “Registration Statement”). Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement:

“The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.”

No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please contact our legal counsel Stephen F.X. O’Neill of O’Neill Law LLP at (604) 687-5792.

Sincerely,

By: /s/ David K. Ryan

Name: David K. Ryan

Title: Vice-President, Investor Relations and Secretary

cc:    Stephen F.X. O’Neill of O’Neill Law LLP.